                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 13)*

                        Catellus Development Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   149-111-106
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                                 (CUSIP Number)

                                 Robert Aguallo
                          Assistant Executive Officer,
                             Investment Operations


                 California Public Employees' Retirement System

                          Lincoln Plaza, 400 "P" Street

                          Sacramento, California 95814

                                 (916) 326-3818
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 12, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 15 pages)



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                                  SCHEDULE 13D

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CUSIP No. 149-111-106                                                                  Page 2 of 15 Pages
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

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          California Public Employees' Retirement System

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                  (a) |_|
                                                                                                                             (b) |_|



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3         SEC USE ONLY


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4         SOURCE OF FUNDS*

          Not applicable.

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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                                                                     |_|


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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          California

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                             7      SOLE VOTING POWER

         NUMBER OF                  8,182,276
                             -------------------------------------------------------------------------------------------------------
          SHARES             8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                   0
                             -------------------------------------------------------------------------------------------------------
           EACH              9      SOLE DISPOSITIVE POWER
         REPORTING

          PERSON                    8,182,276
                             -------------------------------------------------------------------------------------------------------
           WITH              10     SHARED DISPOSITIVE POWER

                                    0
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,182,276

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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                 |_|


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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.5%

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14        TYPE OF REPORTING PERSON*

          EP

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 149-111-106                                     Page 3 of 15 Pages
----------------------                                    ----------------------

Item 1   Security and Issuer

         This Amendment No. 13 amends and supplements the Statement on Schedule 13D, including amendments thereto (the "Schedule 13D"), filed by California Public Employees' Retirement System, a government employee pension fund which is a unit of the State and Consumer Services Agency of the State of California ("CalPERS"), relating to the common stock, par value $0.01 per share (the "Common Stock"), of Catellus Development Corporation, a Delaware corporation (the "Issuer"). Unless otherwise indicated, all capitalized terms used herein but not defined shall have the meanings set forth in the Schedule 13D.

Item 3   Source and Amount of Funds or Other Consideration

         Item 3 is hereby amended by adding to the end thereof the following information:

         On December 12, 2001, CalPERS and the Issuer entered into a Purchase and Sale Agreement (the "Purchase Agreement"), whereby the Issuer agreed to purchase and CalPERS agreed to sell to the Issuer, subject to the satisfaction of certain conditions, 10,600,000 shares of Common Stock (the "Shares") for an aggregate amount equal to $183,120,300 (the "Stock Repurchase"). On December 14, 2001, pursuant to the terms of the Purchase Agreement, CalPERS sold the Shares to the Issuer. Also on December 14, 2001, the Purchase Agreement terminated (or confirmed the termination of) certain agreements among the Issuer, CalPERS (or predecessors in interest of CalPERS) and certain other current or former stockholders of the Issuer. The description of the Purchase Agreement herein is qualified in its entirety by reference to the text of the Purchase Agreement, which is filed as Exhibit 19 hereto and is incorporated by reference herein.

Item 4   Purpose of Transaction

         Item 4 is hereby amended by adding to the end thereof the following information:

         On December 12, 2001, CalPERS and the Issuer entered into the Purchase Agreement, whereby the Issuer agreed to purchase and CalPERS agreed to sell to the Issuer, subject to the satisfaction of certain conditions, the Shares for an aggregate amount equal to $183,120,300. On December 14, 2001, pursuant to the terms of the Purchase Agreement, CalPERS sold the Shares to the Issuer. Also on December 14, 2001, the Purchase Agreement terminated (or confirmed the termination of) certain agreements among the Issuer, CalPERS (or predecessors in interest of CalPERS) and certain other current or former stockholders of the Issuer. The description of the Purchase Agreement herein is qualified in its entirety by



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CUSIP No. 149-111-106                                     Page 4 of 15 Pages
----------------------                                    ----------------------


reference to the text of the Purchase Agreement, which is filed as Exhibit 19 hereto and is incorporated by reference herein.

Item 5   Interest in Securities of the Issuer

         Item 5 is hereby amended by adding the following information:

         As a result of the Stock Repurchase, CalPERS is the beneficial owner of 8,182,276 shares of Common Stock, representing approximately 9.5% of the approximately 86,555,082 shares of Common Stock outstanding.

Item 6   Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of priceline

         Item 6 is hereby amended by adding the following information:

         As described in Item 3 above, on December 12, 2001, CalPERS and the Issuer entered into the Purchase Agreement whereby the Issuer agreed to purchase and CalPERS agreed to sell to the Issuer the Shares.

Item 7   Materials Filed as Exhibits

         Item 7 is hereby amended by adding the following exhibit:


     19. Purchase and Sale Agreement, dated as of December 12, 2001, by and between the Issuer and CalPERS.

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CUSIP No. 149-111-106                                     Page 5 of 15 Pages
----------------------                                    ----------------------



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2001           California Public Employees'
                                       Retirement System


                                   By: /s/ Robert Aguallo
                                       ----------------------------------------
                                   Name:  Robert Aguallo
                                         --------------------------------------
                                   Title: Assistant Executive Officer - CalPERS
                                          -------------------------------------



                                  EXHIBIT INDEX

   Number                       Description                               Page
   ------                       -----------                               ----
     19.        Purchase and Sale Agreement, dated as of                    6
                December 12, 2001, by and between the Issuer and CalPERS.